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                                                                EXHIBIT 99(a)(4)

                    MEDIS TECHNOLOGIES INITIATES STOCK TENDER
                   OFFER FOR ORDINARY SHARES OF MEDIS EL LTD.

NEW YORK, April 25, 2000 - Medis Technologies Ltd., a privately-held Delaware corporation, yesterday announced its initiation of a tender offer for all outstanding shares of Medis El Ltd. (NASDAQ:MDSLF). Tendering shareholders of Medis El will receive 1.37 shares of common stock of Medis Technologies for each Medis El ordinary share tendered.

Medis Technologies currently owns approximately 64 percent of Medis El's ordinary shares.

Consummation of the tender offer is conditioned upon Medis Technologies' acquisition of at least an additional 16 percent of Medis El's ordinary shares to give Medis Technologies more than 80 percent total ownership. If the tender offer is successfully consummated, Medis Technologies intends to seek listing of its common stock on the NASDAQ SmallCap Market under the symbol MDTL and, contemporaneously, will delist Medis El's ordinary shares from the NASDAQ SmallCap Market and terminate Medis El's registration under the Securities Exchange Act of 1934.

Medis El, founded in 1992, is an Israeli corporation seeking to operate as a greenhouse for the development of highly advanced, innovative, proprietary technology products which it intends to license, sell or joint venture with large international corporations. Its products, in varying stages of development, include the CellScan, fuel cell technology, toroidal engine and compressor, stirling cycle linear compressor, reciprocating electrical machine, direct current regulating device and water technologies.

This release is available on the Medis El website at www.medisel.com.

This report may contain forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk and uncertainties, including, but not limited to, the successful completion of product development, the success of product tests, commercialization risks, availability of financing and results of financing efforts. Further information regarding these and other risks is described from time to time in the Company's filings with the SEC.